Exhibit 99.1


Bonso Electronics Reports Year End Results

HONG KONG, Oct. 30, 2009 (Globe Newswire) -- Bonso Electronics International Inc (NASDAQ: BNSO) today reported its annual results for the fiscal year ended
March 31, 2009.

Bonso reported a net loss for the fiscal year ended March 31, 2009 of $7.6 million or $1.36 basic and diluted loss per share, as compared to a net loss of $8.6 million or $1.53 basic and diluted loss per share posted during fiscal year ended March 31, 2008. Net sales for the year ended March 31, 2009 decreased 11.2% to $40.4 million from $45.5 million for the year ended March 31, 2008.

Mr. Anthony So, President and CEO stated: "During the fiscal year ended March 31, 2009, we disposed of our Canadian subsidiary, Gram Precision Scales Inc. ("Gram"), effective as of November 1, 2008. Also, we sold the key assets of our German subsidiary, Korona Haushaltswaren GmbH & Co. KG ("Korona"), to an unaffiliated company, and we are now in the process of liquidating Korona.

"During the fiscal year ended March 31, 2009, these two subsidiaries had combined operating losses of $4.6 million. In connection with the Gram disposition, we wrote off approximately $3.7 million of inter-company receivables that were owed by Gram to Bonso. In addition, we wrote off the entire $1.7 million dollar note that we received in connection with the sale of our interest in Gram, because of uncertainty with respect to our ability to collect on that note. In connection with the sale of the assets of Korona and our decision to liquidate Korona, we recorded a $1.4 million provision for the projected liquidation cost of Korona and also wrote off approximately $2.2 million of inter-company receivables that were owed by Korona to Bonso. In connection with the reduction of staff in the PRC during the fiscal year ended March 31, 2009, we recorded a provision of approximately $0.8 million for severance payments."

Mr. So went on to state: "I am very optimistic about Bonso's future. Gram and Korona have had a significant negative impact upon our financial performance for a number of years, and our future performance looks much brighter for our shareholders without the burdens associated with those two companies."

Mr. So said further: "We maintain a strong cash position, which was $8.0 million (or $1.44 per share) as of March 31, 2009. We believe our shares are undervalued, and we intend to buy back our shares in the market. Also, we are focusing on developing new products with our existing and potential customers, and reducing our manufacturing costs and material costs, to increase our profitability."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.


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This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," " I or we believe," "future prospects," or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.





                              -- Tables to Follow -

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                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEETS
                                (In U.S. Dollars)

                                                     March 31          March 31
                                                       2008              2009

Assets

Current assets
 Cash and cash equivalents                           9,653,991        8,043,535
 Trade receivables, net                              2,653,886        1,084,756
 Inventories, net                                    8,446,903        6,284,293
 Income tax recoverable                                406,861          987,449
 Other receivables, deposits and
  prepayments                                        2,643,936          837,191
 Held-to-maturity investments                             --          1,000,000
     Current assets of discontinued
  operations                                         7,191,970        3,813,697
Total current assets                                30,997,547       22,050,921

Deferred income tax assets                              21,776             --
Goodwill                                                  --               --
Brand name and other intangible
 assets, net                                         4,118,575        4,008,147
Other non-current assets                               155,125             --
Property, plant and equipment, net                   5,943,199        3,374,253
Non-current assets of discontinued
 Operations                                            549,626            5,704
Total assets                                        41,785,848       29,439,025


Liabilities and stockholders' equity

Current liabilities
 Bank overdrafts - secured                             300,192          385,514
 Notes payable                                       3,863,465        1,361,787
 Accounts payable                                    5,366,138        3,103,502
 Accrued charges and deposits                        2,276,871        2,004,841
 Income tax liabilities                                  6,888            6,888
 Current portion of capital lease
  obligations                                          176,930          130,201
     Current liabilities of discontinued
  operations                                         6,107,272        5,787,099
Total current liabilities                           18,097,756       12,779,832

Capital lease obligations, net of
 current portion                                       183,761           51,971
Income tax liabilities                               2,595,135        2,595,135
Deferred income tax liabilities                          4,460           14,162
Total liabilities                                   20,881,112       15,441,100

Stockholders' equity

Common stock par value $0.003 per share
- authorized shares - 23,333,334                          --               --
- issued shares - 5,577,639                             16,729           16,729
Additional paid-in capital                          21,764,788       21,764,788
Treasury stock at cost:
 2008 - 260,717 shares
     2009 - 330,736 shares                          (1,328,560)      (1,462,325)
Accumulated deficit                                 (1,129,819)      (8,714,233)
Accumulated other comprehensive
 income                                              1,581,598        2,392,966
                                                    20,904,736       13,997,925

Total liabilities and shareholders'
 equity                                             41,785,848       29,439,025

                      BONSO ELECTRONICS INTERNATIONAL INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         (In Thousands of U.S. Dollars)

                                                Twelve months ended March 31
                                                    2008             2009

Net sales                                          45,496           40,378
Cost of sales                                     (43,629)         (34,707)

Gross margin                                        1,867            5,671

Selling expenses                                     (720)            (649)
Salaries and related costs                         (3,541)          (3,777)
Research and development expenses                    (883)            (792)
Administration and general expenses                (3,351)          (4,602)
Amortization of brand name                           (200)            --
Impairment of goodwill                               (843)            --
Impairment of brand name                           (1,597)            --
Impairment of share investment                       (200)            --

(Loss) from operations                             (9,468)          (4,149)
Gain from disposal of a subsidiary                   --                363
Interest income                                       198              126
Interest expenses                                    (448)            (209)
Foreign exchange loss                                (431)            (279)
Gain from disposal of property                      3,124              163
Other income                                          592              706
Waiver of loan to subsidiaries                       --             (3,690)
Waiver of loan to subsidiaries
 held for sale                                       --             (2,181)

Loss before income taxes                           (6,433)          (9,150)
Income tax (expenses) benefit                         341             (208)

Loss from continuing operations                    (6,092)          (9,358)
(Loss) gain from discontinued
 operations, net of tax                            (2,458)           1,774

Net loss                                           (8,550)          (7,584)

Loss per share (in
 U.S. Dollars per share)
 Basic and diluted                                  (1.53)           (1.36)

Weighted average shares
 (Basic and diluted)                            5,577,639        5,577,639


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The diluted net loss per share was the same as the basic net loss per share for the year ended Mar 31, 2008 and 2009 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So
Chief Financial Officer
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics